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                           May 20, 2024

       Diane R. Garrett, Ph.D
       President and Chief Executive Officer
       Hycroft Mining Holding Corporation
       4300 Water Canyon Road, Unit 1
       Winnemucca, NV 89445

                                                        Re: Hycroft Mining
Holding Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 10, 2024
                                                            File No. 333-279292

       Dear Diane R. Garrett:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Craig D. Linder